Treasury - Investor Relations Department

02055800

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Date	Telephone number	Fax number	Reference
31 October 2002	+31-20 - 5490 509	+31-20 - 6461 099	T02.211/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

Dear madam/sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Very truly yours,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer - Investor Relations Manager,

Grace E. Lapré, secretary

SEC MAIL WASH. D.C.

File no. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, June 24, 2002

Takeover of Brico by Vendex KBB finalized

Vendex KBB obtained approval by the European Committee on June 18 last, for the takeover of Brico Belgium s.a. from GIB. This finalizes the transaction that Vendex KBB announced March 27 last. The transfer of shares and the payment of the purchase price took place today. The Brico figures will be consolidated retroactively as of April 1, 2002.
The Brico Group operates a chain of DIY stores in Belgium by the name of Brico and also has DIY chains in France (by the name OBI), Spain and Portugal (by the name AKI).

In accordance with the announcement of March 27 last, today also the agreement with the French company Leroy Merlin was signed. They will take over the DIY activities of Brico in France, Spain and Portugal. For this transaction there is also an approval by the European competition authorities required. Application for this approval wil be submitted within the near future. Leroy Merlin is a principal player in the European DIY market, and exploits various DIY chains in France, Spain, Brasil, Italy, Poland and Belgium.

The acquisition of GIB's DIY activities involves an enterprise value of approximately 500 million euros. Vendex KBB will receive approximately 340 million euros from Leroy Merlin. Vendex KBB will finance the transaction using the existing credit facilities.

The Belgian DIY chain will be part of Vendex KBB's DIY business unit, but will continue under the present Brico management and the Brico name. The Vendex KBB DIY group exploits two retail formats: Praxis and Formido, with together more than 200 outlets, in the fiscal year 2001/02 net sales of 737 million euros and an operating income of 57.4 million euros.

The acquired activities bring the total net sales figure of the DIY activities to more than one billion euros. The acquisition makes a direct contribution to corporate net income (excl. goodwill amortisation).

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

File no. 82 - 4120

PRESS RELEASE

VENDEXKBB

Amsterdam, August 1, 2002

Sale of six Group companies to CVC finalized

The sale of six Vendex KBB companies to the international investment company CVC Capital Partners, announced last May, has now been finalized. The intended transaction was approved by the European competition authorities on July 18 last. The Central Works Council of Vendex KBB has given a positive opinion. The formal transfer took place on July 31. As of August 1, 2002, the six companies form part of the new CVC organization, Retail Network B.V.

The divested companies are Hans Anders opticians group, Siebel jewelers group, Kijkshop, Perry Sport, Prénatal and Scapino. In consultation with CVC it has been decided not to sell the jewelry format Schaap & Citroen (hitherto part of the Siebel group) owing to important license contracts it holds with international brand suppliers. Schaap & Citroen, which is active at the top end of the jewelry market with eleven outlets and a workforce of over hundred employees, will be continued by Vendex KBB as an independent format. Schaap & Citroen shows a good return on capital investment and is included under 'other activities' in Vendex KBB's financial statements.

Vendex KBB will receive for the divested companies (excluding Schaap & Citroen) approx. 375 million euro (of which 10 million in the form of a deferred loan). The transaction will result in a book profit of approx. 145 million euro.

Retail Network, together with the managements of the six companies taken over, will continue the activities unchanged, with a strong emphasis on growth. The transfer to Retail Network will therefore have no material consequences for the workforce. The six companies together exploit ten retail formats with over 8000 employees, operate nearly a thousand outlets and report net sales of approximately 700 million euro (2001/02).

The sale is in line with Vendex KBB's corporate strategy aimed at streamlining the portfolio of retail formats in order to create the (financial) scope for expansion of a selected number of formats, most of which have international ambitions and have the potential to become players on a European scale.

As a consequence of the sale the structure of Vendex KBB has been substantially simplified in one stroke. The portfolio of retail formats has been reduced to four coherent groups: Department Stores (HEMA; V&D and Bijenkorf), Fashion (M&S Mode, Hunkemöller, Claudia Sträter and America Today), DIY (Praxis, Formido and the recently acquired Brico chain in Belgium) and Consumer Electronics (Dixons, Dynabyte, It's and Modern Electronics).

Public relations
Peter van Bakkum, tel: + 31-20-5490 432
gsm: + 31-6-53589041

Investor relations
Marius Zomer, tel: +31-20-5490 509
gsm: +31-6-10932179

File no. 82-4120

VENDEX KBB

PRESS RELEASE

Amsterdam, August 14, 2002

Vendex KBB reports satisfactory sales increase in economic slowdown

Royal Vendex KBB N.V. recorded generally higher sales in the first half of the fiscal year 2002/03 (February to July). Excluding the effects of divestments and acquisitions, the sales of five of the six business units showed an increase. HEMA, Bijenkorf, Fashion, DIY and Consumer Electronics all reported higher sales figures; V&D reported a decrease. On balance the comparative sales figure rose by 2.8% (first quarter 3%, second quarter 2.6%). The rapidly worsening economic climate had a negative impact on the course of sales in the second quarter.

Sales and results of the acquired Belgian DIY chain Brico are included in the consolidation with effect from April 1, 2002. Including Brico net sales of the continued activities rose in the first half year by nearly 10% to more than two billion euro. Total net Group sales (including discontinued activities, amongst others the six companies sold to CVC) amounted in the first half to 2.4 billion euro.

Since the beginning of the year economic conditions in the Netherlands have deteriorated very considerably. Economic growth estimates had repeatedly to be adjusted downward. Inflation has gone up and unemployment is rising. Consumer confidence - an important yardstick of the willingness to buy - has been sharply declining for six months already and reached its lowest level in July. According to the Central Statistics Bureau consumers' willingness to buy is now at the level of the middle 'eighties. This is reflected in consumer expenditures, which show lower growth percentages from month to month. According to official statistics, sales volume in the Netherlands nonfood retail trade fell by circa 1% in the first five calendar months. Consumer confidence and the willingness to buy also slumped in the other countries of relevance to the Group, though to a lesser extent than in the Netherlands. In Germany the trend of sales in the nonfood trade is worrying.

Department Stores

Sales of Department Stores rose in the first half by 1.7% to more than a billion euro. Growth in the second quarter was lower than in the first quarter (1.2% against 2.2%).

HEMA continued its good performance in the second quarter with a sales increase of 4.8% to 438 million euro (first quarter +4.7%). Business in Belgium was especially flourishing. Following a sales increase of 17% in the first quarter, sales in the second quarter were as much as 26% higher. To some extent the accelerated growth is attributable to expansion.
V&D's half-year sales figure dropped by 3.6% to 396 million euro. The sales decrease in the second quarter was slightly less than in the first quarter. V&D is working on a fundamental change

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

of its merchandising strategy. This includes a structural reduction of inventories, partly by running down the excessive stocks of outdated goods. The reduction began in May and is continuing on a large scale. This implies substantial price mark-downs. V&D's efforts to sanitise the inventory position are well on schedule. Beginning in September the disposal of surplus inventories will be further supported by special bargain counters in 22 of the seventy department stores. Three will be refitted as outlet stores.

Bijenkorf recorded a 7.5% higher half-year sales figure of 173 million euro, due to the three new fashion stores that have been open since September last year. Bijenkorf's growth was distinctly slackening during the first half of the year. After a sales increase of 11% in the first quarter, growth slackened to nearly 4% in the second quarter. To achieve this sales increase considerable effort was put into extra selling activities and price mark-downs in Bijenkorf's most important product groups.

Specialty Stores
As a consequence of the sale of six Group companies to CVC and the acquisition of the Belgian DIY chain Brico, the composition of the group Specialty Stores has changed considerably. The comparative sales figure (continued activities, excl. Brico) showed a satisfactory growth of 5.4%. Including Brico (consolidated as of April 1) the sales of continued activities were up by more than 20%.

Owing to the addition of Brico, the half-year sales figure of DIY came out at 527 million euro, nearly 41% more than last year. The existing activities (Praxis, Formido) advanced well and recorded a sales increase of circa 6.6%. During the half year the growth rate slackened (first quarter up 8.9%, second quarter up 4.1%) as a result of slower market growth. The group continued to gain some market share. Brico developed well; the half-year sales figure grew more than 6% with an unchanged number of outlets.

Fashion recorded in the first half-year an almost 7% higher sales figure of 232 million euro. After a buoyant first quarter (up 13%) the sales increase in the second quarter remained limited to 2.4%. Hunkemöller achieved a substantial sales improvement in the Netherlands, Belgium and Germany. In the new countries, Denmark and France, sales developed successfully. The sales of M&S Mode continued to make very good progress in France, but were under pressure in the Netherlands and Belgium. It should be noted that M&S Mode realized exceptionally good sales in May and July of the previous year. Claudia Sträter's sales were developing well.

Consumer Electronics recorded in the first half-year a sales increase of just under 2% to 268 million euro. Sales fell 4.4% in the first quarter, but rose 9.3% in the second quarter. This turn-round is mainly attributable to Modern Electronics, which was fully integrated in the It's organization at the beginning of this year. The effects of this integration, optimization of the number of outlets and the introduction of new selling techniques led in the second quarter to a reversal of the downward sales trend. Dixons, Dynabyte and It's also showed satisfactory sales growth. After a difficult start in the first quarter, sales picked up significantly in the second quarter.

NET SALES 2ND QUARTER AND FIRST HALFYEAR

(x million euro)	Net sales 2nd quarter 2002/03	Net sales 2nd quarter 2001/02	+/- in %	Net sales 1th half year 2002/03	Net sales 1th half year 2001/02	+/- in %
Department stores						
HEMA	217	207	+ 4.8	438	418	+ 4.8
V&D	195	202	– 3.5	396	411	– 3.6
Bijenkorf	83	80	+ 3.9	173	161	+ 7.5
	495	**489**	**+ 1.2**	**1,007**	**990**	**+ 1.7**
Specialty stores						
Do-It-Yourself	299	195	+ 53.3	527	374	+ 40.9
Consumer electronics	141	129	+ 9.3	268	263	+ 1.9
Fashion	126	123	+ 2.4	232	217	+ 6.9
	566	**447**	**+ 26.6**	**1,027**	**854**	**+ 20.3**
Other activities	7	12		14	23	
Total continuing activities	**1,068**	**948**	**+ 12.7**	**2,048**	**1,867**	**+ 9.7**
Discontinued activities	187	237		349	427	
Total net sales	**1,255**	**1,185**		**2,397**	**2,294**	

SPECIFIC EXPLANATORY NOTE

In connection with the sale of six Vendex KBB companies to CVC Capital Partners effective as of August 1, 2002, and the closure of Dixtone in May of this year, the comparative figures for Consumer Electronics and Fashion have been appropriately adjusted. The system of adjustment is the same as earlier used for Kreymborg, Kien, Amici and FAO Schwarz. In summary :

- Do-It-Yourself: Praxis, Formido and Brico (as of 1 April 2002).
- Consumer electronics (previously Hard Goods): Dixons, Dynabyte, It's, Modern Electronics and Prijstopper.
- Fashion: M&S Mode, Hunkemöller, Claudia Sträter and America Today.
- Other activities: Schaap & Citroen and AudioSonic.
- Discontinued activities:
  - Dixtone (closed down May 2002);
  - Kijkshop Belgium (closed down spring 2002)
  - FAO Schwarz (sold January 2002)
  - Formats sold to CVC (as of 1 August 2002): Prénatal and Scapino (previously Fashion), Hans Anders optician's group, Siebel jeweller's group, Kijkshop and Perry Sport (previously Hard Goods).

De sales figures have not been audited by the external auditors.

NET SALES PER QUARTER FOR PURPOSES OF COMPARISON

(x million euro)	1st quarter 2001/02	2nd quarter 2001/02	3rd quarter 2001/02	4th quarter 2001/02	1st quarter 2002/03
Department stores					
HEMA	211	207	228	278	221
Vroom & Dreesmann	209	202	221	258	201
Bijenkorf	81	80	111	134	90
	501	**489**	**560**	**670**	**512**
Specialty stores					
Do-It-Yourself	179	195	169	194	228
Consumer electronics	134	129	138	189	127
Fashion	94	123	107	115	106
	407	**447**	**414**	**498**	**461**
Other activities	11	12	13	11	7
Total continuing activities	**919**	**948**	**987**	**1.179**	**980**
Discontinued activities	190	237	208	290	162
Total net sales	**1,109**	**1,185**	**1,195**	**1,469**	**1,142**

OTHER INFORMATION

(Continuing activities)	31 July 2002	31 Jan. 2002	31 July 2001
Number of stores	1,643	1,537	1,515

FINANCAL AGENDA

Publication half-yearly report 2002/03	September 10, 2002
Ex-dividend date interim dividend	September 11, 2002
Interim dividend made payable	September 16, 2002
Publication sales figures 3rd quarter 2002/03	November 13, 2002
Publication sales figures 4th quarter 2002/03	February 19, 2003
Publication annual figures 2002/03	April 8, 2003
Annual General meeting of Shareholders	May 14, 2003
Publication sales figures 1st quarter 2003/04	May 14, 2003
Publication sales figures 2nd quarter 2003/04	August 13, 2003
Publication half-yearly report 2003/04	September 9, 2003
Publication sales figures 3rd quarter 2003/04	November 12, 2003

File no. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, September 10, 2002

Vendex KBB achieves satisfactory results in stagnating market

- **Net sales continued activities up 10%**
- **Net income substantially increased by sale of Group companies**
- **Results of HEMA, Do-It-Yourself and Consumer Electronics sharply higher**
- **Fashion continues good performance**
- **Bijenkorf feels economic headwind**
- **Revitalization charge V&D puts pressure on operating income**
- **Writedown of real estate interests in Brazil**

Royal Vendex KBB N.V. recorded in the first half of the fiscal year 2002/03 (as of July 31) a net income of EUR 148 million (last year EUR 33 million). This income arose largely from the sale of six Group companies effective as of July 31 last, which yielded a tax-free gain of circa EUR 145 million. This amount is included in the result of the discontinued activities.

Earnings per share (after preferred dividend, before amortization goodwill) amounted to EUR 1.65 against EUR 0.35 last year. The interim dividend per common share certificate is fixed at EUR 0.18 (last year EUR 0.15). This constitutes circa one third of the total dividend over the previous fiscal year. This dividend will be distributed entirely in cash.

Operating income (excluding real estate) of continued activities
Operating income (excluding real estate income and before goodwill amortization) of the continued activities (EUR 24 million) was greatly influenced by the (one-off) expenditure of EUR 48 million for the revitalizing of V&D.

Four of the six business units achieved satisfactory to excellent results. The results of HEMA and DIY rose sharply, and Consumer Electronics too reported an increase. Fashion's result remained at roughly the same high level as last year. Bijenkorf, whose annual result depends to a large extent on business in the second half of the year, showed a small loss over the first six months. V&D, which is also highly dependent on the second half, showed a greater loss than in the first half of the previous year. As earlier announced, V&D furthermore incurred one off revitalization charge for cleaning up the inventory positions en for reorganizations.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

Market developments

Since the beginning of this year economic conditions in the Netherlands have deteriorated very considerably. Economic growth estimates had repeatedly to be adjusted downward. Inflation has gone up and unemployment is rising. Consumer confidence - an important yardstick of the propensity to purchase - has been sharply declining for six months already and touched a new low in July. According to the Central Statistics Bureau consumers' readiness to buy is now at the level of the middle 'eighties. This is reflected in consumer expenditures, which show lower growth percentages from month to month. According to official statistics, sales volume in the Netherlands non-food retail trade fell by circa 1% in the first six calendar months. Consumer confidence and the readiness to buy also slumped in the other countries of relevance to the Group, though to a lesser extent than in the Netherlands. The exception is Germany, where the trend of sales in the non-food retail trade is worrying.

Sales development

The rapidly worsening economic climate had an increasingly negative impact on sales as the past six months progressed. Bijenkorf and Fashion felt the impact most strongly, as shown by the marked decline in the growth of sales in the second quarter. HEMA and Consumer Electronics, on the other hand, did slightly better in the second quarter than in the first three months of the fiscal year. On balance, five of the six business units showed higher half-year sales figures. Excluding the sales of the divested or terminated activities but including those of the acquired Belgian DIY chain Brico, which was consolidated with effect from April 1, the sales of the continued activities rose by over 10% to more than EUR 2 billion. Without Brico the increase was nearly 3%.

DEVELOPMENT OF BUSINESS UNITS

HEMA

HEMA was highly successful in the first half of the year. With sales up by 4.8% , operating income (excluding real estate) rose by 33% to EUR 16 million. The Belgian activities contributed to progress. Sales in Belgium rose steeply in both the first and second quarters, partly as a result of expansion. In the second half of the year there will be a further increase in the number of branches in Belgium. At the same time HEMA is expanding its operations into Germany. The first outlet is due to be opened at the beginning of October in Neuss. In December the second outlet will follow in the Müllheim Rhein Ruhr Center, and in March 2003 the largest type of HEMA stores (1,700 m^2) is due to be opened in down-town Essen.

V&D

Vroom & Dreesmann recorded a 3.6% lower half-year sales figure of EUR 396 million. The sales decrease was slightly less severe in the second quarter than in the first. V&D is working on a fundamental reform of its merchandising strategy. This includes a structural reduction of inventories. The latter has been the focus of extension as of May. For the entire project (cleaning up the inventories position, new rules for obsolence provisions and organizational changes at the head office) EUR 48 million has been charged to income over the current year. Of this EUR 13 million had already been used.

The operating loss (excluding the one-off revitalization charge and real estate income) climbed in the first half of the year to EUR 7.3 million (last year EUR 2.9 million). V&D's annual result is heavily dependent on the course of business in the second half. Last year a positive operating

income of EUR 26.5 million euros was achieved in that period. The increase of the loss in the first half is entirely attributable to the drop in sales; the stores were dominated by price mark-downs and old inventories. Merchandise in all outlets will be updated in the course of the next fiscal year. The completely renovated store at Enschede, which will be officially reopened on October 9, is the first of the new generation of V&D department stores, in which presentation and furnishing are in accordance with the new concept. V&D is well on target with the cleaning up of the inventories position. Beginning in September the disposal of surplus inventories will be supported by special commercial actions in all seventy department stores. Three stores have meanwhile been rebuilt as dedicated budget-stores.

Bijenkorf

Bijenkorf recorded a 7.5% higher half-year sales figure of EUR 173 million, which is entirely due to expansion (three fashion branches, opened in September last year). The rate of growth slackened sharply in the past months (sales increase of 11% in the first quarter down to 3.9% in the second quarter). As a format that offers many international top brands, Bijenkorf feels like no other the effects of an economic downturn. Extra selling efforts and keener offers in the most important product groups have cost margin. Operating income (excl. real estate income), consequently fell from EUR 2.9 million positive to EUR 3.8 million negative. Bijenkorf's annual result is also largely earned in the second half of the year (last year net income in the second half amounted to EUR 23.2 million). At the end of August Bijenkorf opened its eleventh department store in Enschede, a so called 'compact store', with a net sales area of circa 7,000 m^2.

DIY

The DIY business unit has become internationally active since the takeover of the Belgian DIY chain Brico. Since April 1 Brico's sales and results have been included in the consolidated figures of the Group, resulting in substantial growth percentages. The half-year sales figure rose by more than 44% to EUR 540 million, and operating income (excl. real estate income and before amortization of goodwill) rose by nearly 55% to EUR 47.5 million. In terms of both sales and results DIY has become the Group's largest business unit. Disregarding the effects of the Brico takeover DIY continued to perform well. The existing activities (Praxis and Formido) showed a first -half sales increase of 6.6% in spite of slacker market growth in the second quarter. The half-year result (before amortization of goodwill) was up 16%.

Consumer Electronics

The half-year sales of Consumer Electronics rose by 1% to EUR 265 million. After a dip in the first quarter, the sales of this business unit improved in the second quarter. Apart from the good business performance of Dixons, Dynabyte and It's, the recovery of Modern Electronics' sales played an important role. This was partly a consequence of the integration of the back-office of Modern Electronics into the It's organization at the beginning of the year. The half-year result of Modern Electronics was lower than in the previous year. The operating income (excl. real estate income) of the Consumer Electronics business unit rose on balance to EUR 6.1 million, amongst others thanks to the one-off effects from the winding-up of the distribution contract with Dutchtone.

Fashion

The half-year sales figure of the Fashion business unit rose by nearly 7% to EUR 232 million. In the second quarter the sales growth slackened. Fashion's operating income (excl. real estate income)

remained virtually unchanged at the high level of the previous year: EUR 22.7 million. Hunkemöller, which realized a substantial sales improvement in the Netherlands, Belgium and Germany, and is also developing according to plan in the new countries Denmark and France, achieved a higher result. Claudia Sträter, too, showed a further improvement. M&S Mode's result turned out lower, mainly because sales in the Netherlands and Belgium in the second quarter lagged behind the exceptionally good sales in the comparable period of the previous year. In France M&S Mode continued to perform well. In October the first two pilot stores will be opened in Northern Spain.

Operating income
Including Other Activities / Holding (which comprises Schaap & Citroen and AudioSonic) and after amortization of goodwill (EUR 3 million) the total operating income (excl. real estate) of the continued activities amounted to EUR 21 million. Including the result of discontinued activities (in which EUR 145 million tax-free profit on the sale of six Group companies) and the income from real estate, operating income totaled EUR 188 million against EUR 72 million last year.

Financing costs
Financing costs rose to 28 million euros due tot the acquistion of Brico, the refinancing of existing debt at higher interest margins and the buy back of own shares last fiscal year.

Changes in value
The result of Changes in value amounted to EUR 12 million negative against EUR 6 million positive in the previous year. The figure this year relates mainly to a write-down of the real estate interests in Brazil in connection with the considerably altered market conditions in that country. As of now the Brazilian real estate interests are shown in the books at EUR 16 million.

Taxes
The tax burden over the first half year was nil. Since the pre-tax result consists almost entirely of the book profit on the sale of six Group companies to CVC, no corporation tax is payable over the first half year.

Outlook
The economic situation in the countries of relevance to the Group has deteriorated further in the first half of the current year. The economic outlook for the second half of the year is uncertain. Against this backdrop no reliable pronouncement can be made concerning the development to be expected in consumer spending. As known the results of a non-food retailer as Vendex KBB are being realized for an important part in the second half of the year. In spite of the uncertainties of the economic climat it is expected that the majority of the formats will continue the generally satisfactory course of business in the second half of the year.

VENDEX KBB

CONSOLIDATED INCOME STATEMENT

(x million euro, unless otherwise stated)	2002/03 1st half year	2001/02 1st half year	2001/02 2nd half year
Net sales continued activities	2,058	1,867	2,167
Net sales discontinued activities	349	427	497
Net sales	**2,407**	**2,294**	**2,664**
Operating income			
continued activities before amortization goodwill	24	64	140
Amortization of goodwill	– 3	–	–
Income from real estate	2	5	9
Discontinued activities	165	3	– 120
Total operating income	**188**	**72**	**29**
Financial income and expenditures	– 28	– 25	– 26
Changes in value	– 12	6	0
Income before taxes	148	53	3
Taxes	0	– 20	25
Income from unconsolidated participating interests	0	0	0
Net extraordinary expenditures	–	–	– 48
Net income	**148**	**33**	**– 20**

Net income per common share before amortization goodwill *(x euro)* *	1.65	0.35	
Net income per common share *(x euro)*	1.62	0.35	
Interim dividend *(x euro)*	0.18	0.15	

* *The options on certificates of common shares outstanding at balance sheet date had no material diluting effect on net income per common share.*

NET SALES AND OPERATING INCOME CONTINUED ACTIVITIES

(x million euro)	Net sales		Operating income excl. real estate	
	2002/03	2001/02	2002/03	2001/02
Department stores				
HEMA	438	418	16,0	12,0
V&D	396	411	– 7.3	– 2.9
Revitalization charge V&D			– 47.9	
Bijenkorf	173	161	– 3.8	2.9
Specialty stores				
Do-It-Yourself	540	374	47.5	30.7
Consumer Electronics	265	263	6.1	4.6
Fashion	232	217	22.7	22.8
Other activities / holding	14	23	– 9.4	– 5.8
Total before amortization goodwill	**2,058**	**1,867**	**23.9**	**64.3**

VENDEX KBB

CONSOLIDATED BALANCE SHEET (before income appropriation)

(x million euro)	July 31, 2002	July 31, 2001	Jan. 31, 2002
Fixed assets			
Intangible fixed assets	174	–	20
Tangible fixed assets	1,091	1,181	1,135
Financial fixed assets	42	48	53
	1,307	**1,229**	**1,208**
Current assets	960	1,020	949
Short-term liabilities	– 588	– 496	– 550
Operating working capital	**372**	**524**	**399**
	1,679	**1,753**	**1,607**
Financed by:			
Net interest-bearing debt *	773	917	828
Provisions	384	344	383
Stockholders' equity	522	492	396
* *Incl. subordinated debt and liquid funds*	**1,679**	**1,753**	**1,607**

CONSOLIDATED CASHFLOW STATEMENT

(x million euro)	2002/03 1e half year	2001/02 1e half year
Operating income excl. income from real estate	21	64
Depreciation	71	59
Movements in operational working capital	– 52	– 82
Other movements from operating activities	11	– 15
Cashflow from business operations	**51**	**26**
Financial income and expenditures / tax paid on income	– 33	– 33
Cashflow from operational activities	**18**	– 7
Net investments/divestments fixed assets	– 92	– 84
Net investments/divestments participating interests	168	– 12
Cashflow from investment activities	**76**	– 96
Cashflow from financing activities	**– 111**	– 33
Balance of cashflows	**– 17**	**– 136**

STOCKHOLDERS' EQUITY STATEMENT

(x million euro)	2002/03 1e half year	2001/02 1e half year
Balance at February 1	**396**	**478**
Net income	148	33
Dividend paid	– 19	– 16
Buy-back of own shares	– 3	–
Other movements	–	– 3
Balance at July 31	**522**	**492**

VENDEXKBB

OTHER INFORMATION (continued activities; 1st half year)	2002/03	2001/02
Average number of common shares in issue (x million)	91.4	92.3
Net interest-bearing debts / EBITDAR * (rent adjusted; on 12 month basis)	3.2x	3.5x
EBITDAR * / financial income & expenditures (rent adjusted; on 12 month basis)	4.6x	4.4x
Gearing (net interest-bearing debts / stockholders' equity)	148%	186%
Operating margin (operating income excl. real estate / net sales)	1.0%	3.4%

* *Excl. revitalization charge V&D*

(Continued activities)	July 31, 2002	Jan. 31, 2002	July 31, 2001
Number of stores	1,643	1,537	1,525
Average number of employees (FTE)	28,600	26,800	27,100

FINANCIAL AGENDA

Ex-dividend date interim dividend	September 11, 2002
Interim dividend made payable	September 16, 2002
Publication sales figures 3rd quarter 2002/03	November 13, 2002
Publication sales figures 4th quarter 2002/03	February 19, 2003
Publication annual figures 2002/03	April 8, 2003
Annual General meeting of Shareholders	May 14, 2003
Publication sales figures 1st quarter 2003/04	May 14, 2003
Publication sales figures 2nd quarter 2003/04	August 13, 2003
Publication half-yearly report 2003/04	September 9, 2003
Publication sales figures 3rd quarter 2003/04	November 12, 2003

SPECIFIC EXPLANATORY NOTE
In connection with the sale of six Vendex KBB companies to CVC Capital Partners effective as of July 31, 2002, and the closure of Dixtone in May of this year, the comparative figures for Consumer Electronics and Fashion have been adjusted. The system of adjustment is the same as earlier used for Kreymborg, Kien, Amici and FAO Schwarz. In summary :

- Do-It-Yourself: Praxis, Formido and Brico (as of 1 April 2002). The French, Spanish and Portugese activities of Brico are not consolidated, in view of the formal sale to Leroy Merlin.
- Consumer Electronics (previously Hard Goods): Dixons, Dynabyte, It's, Modern Electronics and Prijstopper.
- Fashion: M&S Mode, Hunkemöller, Claudia Sträter and America Today.
- Other activities: Schaap & Citroen and AudioSonic.
- Discontinued activities:
  - Dixtone (closed down May 2002);
  - Kijkshop Belgium (closed down spring 2002)
  - FAO Schwarz (sold January 2002)
  - Formats sold to CVC (as of July 31, 2002): Prénatal and Scapino (previously Fashion), Hans Anders optician's group, Siebel jeweller's group, Kijkshop and Perry Sport (previously Hard Goods).

N.B. The sales figures of the first half year are differ slightly from the provisional figures as published in the press release of 14 August last. The sales figure is on balance EUR 10 million euro higher than reported at that time.

The half-yearly figures have not been audited by the external auditors.